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                                                               EXHIBIT (a)(5)(B)

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[ArvinMeritor LOGO]                                 2135 W. Maple Rd.                   arvinmeritor.com
                                                    Troy, MI 48084
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To:  All Ohio Resident Holders of Shares of
     Common Stock of Dana Corporation

     On July 9, 2003, our subsidiary, Delta Acquisition Corp., commenced an offer to purchase all outstanding shares of common stock (and associated rights to purchase shares of Series A Junior Participating Preferred Stock) of Dana Corporation ("Dana") for $15.00 per share, net to the seller in cash, without interest, upon the terms and conditions set forth in an Offer to Purchase (the "Offer to Purchase") and a related Letter of Transmittal. We have filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission and have also filed Information Pertaining to a Control Bid on Form 041 ("Form 041") with the Division of Securities of the Ohio Department of Commerce (the "Division").

     The Division has reviewed our Form 041 and Offer to Purchase and has requested that we provide supplemental disclosure to Dana's Ohio shareholders with respect to the status of financing for the offer and related transactions. We are sending you this letter in order to provide the requested supplemental disclosure, and we are also filing this letter as an amendment to the Schedule TO so that it is available to all of Dana's shareholders.

     As stated in the "Summary Term Sheet" and "Section 12" of the Offer to Purchase, in order to finance the purchase of all outstanding shares of Dana's common stock pursuant to the offer, to refinance certain debt of ArvinMeritor, Dana and their subsidiaries, to provide for debt that may need to be redeemed or repurchased and to provide for adequate working capital, we expect to use a combination of cash on hand and one or more new financings. The new financings are expected to take the form of one or more new credit facilities and private or public placements of debt securities (which may include term and revolving bank debt, accounts receivable securitizations and/or high yield bonds) and may also include other capital raising transactions.

     During a webcast presentation held on July 8, 2003 shortly after publicly announcing our intention to commence the offer, Larry D. Yost, our Chairman and Chief Executive Officer, indicated in his presentation and in response to a participant question that the details of the new financings had not been determined, but that we expected that the new financings would be provided by major relationship banks and that, in our opinion, financing was not going to be an issue. We have filed the webcast presentation and transcript on Schedule TO-C, and those materials can be found at the SEC's website at www.sec.gov.

     We believe that we have provided full disclosure with respect to the financing for the offer and related transactions. Nevertheless, the Division has requested that we reiterate the disclosure set forth in our filings with the Division and the SEC, and we hereby confirm, that ArvinMeritor has not yet entered into any agreements, commitments, credit facilities, letters of credit or other financing arrangements with respect to the new financings. Further, as stated in the "Summary Term Sheet," the "Introduction" and "Section 14" of the Offer to Purchase, the offer is contingent upon our having received proceeds under new financings sufficient, together with cash on hand, to consummate the offer and the proposed merger and to refinance all debt of Dana and ArvinMeritor that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the offer or the proposed merger or the financing thereof.

                                          ArvinMeritor, Inc.

July 14, 2003

     The solicitation and offer to purchase is made only pursuant to the Offer to Purchase and related materials that ArvinMeritor and Delta Acquisition Corp. filed with the Securities and Exchange Commission on July 9, 2003. Investors and security holders are advised to read such documents because they include important information. Investors and security holders may obtain a free copy of such documents at the SEC's website at www.sec.gov, from ArvinMeritor at 2135 W. Maple Road, Troy, MI 48084, Attn: Investor Relations, or by contacting Mackenzie Partners, Inc. at (212) 929-5500 collect or at (800) 322-2885 toll-free or by email at proxy@mackenziepartners.com.

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